Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Collection Period Ended   31-Aug-2018

Amounts in USD

Dates

Collection Period No.	2	
Collection Period (from... to)	1-Aug-2018	31-Aug-2018
Determination Date	13-Sep-2018	
Record Date	14-Sep-2018	
Distribution Date	17-Sep-2018	
Interest Period of the Class A-1 Notes (from... to)	15-Aug-2018	17-Sep-2018 Actual/360 Days 33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2018	15-Sep-2018 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	210,275,012.33	164,077,480.93	46,197,531.40	153.991771	0.546925
Class A-2A Notes	389,000,000.00	389,000,000.00	389,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	125,000,000.00	125,000,000.00	125,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	449,000,000.00	449,000,000.00	449,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	121,950,000.00	121,950,000.00	121,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,384,950,000.00**	**1,295,225,012.33**	**1,249,027,480.93**	**46,197,531.40**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	1,330,736,570.66	1,284,539,039.26			
Yield Supplement Overcollateralization Amount	87,929,652.04	81,592,312.92	78,520,107.56			
Pool Balance	**1,508,391,985.09**	**1,412,328,883.58**	**1,363,059,146.82**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	452,967.42	1.509891	46,650,498.82	155.501663
Class A-2A Notes	2.710000%	878,491.67	2.258333	878,491.67	2.258333
Class A-2B Notes	2.152690%	246,662.40	1.973299	246,662.40	1.973299
Class A-3 Notes	3.030000%	1,133,725.00	2.525000	1,133,725.00	2.525000
Class A-4 Notes	3.150000%	320,118.75	2.625000	320,118.75	2.625000
Total		**$3,031,965.24**		**$49,229,496.64**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	48,645,285.49	(1) Total Servicing Fee	1,176,940.74
Interest Collections	4,092,929.56	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	152,301.36	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	34,436.07	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	3,031,965.24
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	65,648.48	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**52,990,600.96**	(6) Regular Principal Distributable Amount	46,197,531.40
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**52,990,600.96**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	2,584,163.58
		Total Distribution	**52,990,600.96**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,176,940.74	1,176,940.74	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,031,965.24	3,031,965.24	0.00
thereof on Class A-1 Notes	452,967.42	452,967.42	0.00
thereof on Class A-2A Notes	878,491.67	878,491.67	0.00
thereof on Class A-2B Notes	246,662.40	246,662.40	0.00
thereof on Class A-3 Notes	1,133,725.00	1,133,725.00	0.00
thereof on Class A-4 Notes	320,118.75	320,118.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,031,965.24	3,031,965.24	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	46,197,531.40	46,197,531.40	0.00
Aggregate Principal Distributable Amount	46,197,531.40	46,197,531.40	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,167.10
minus Net Investment Earnings	3,167.10
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,167.10
Net Investment Earnings on the Collection Account	62,481.38
Investment Earnings for the Collection Period	65,648.48

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	1,412,328,883.58	49,682
Principal Collections	31,672,419.29	
Principal Collections attributable to Full Pay-offs	16,972,866.20	
Principal Purchase Amounts	0.00	
Principal Gross Losses	624,451.27	
Pool Balance end of Collection Period	1,363,059,146.82	48,910
Pool Factor	90.37%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.40%
Weighted Average Number of Remaining Payments	52.73	50.16
Weighted Average Seasoning (months)	14.04	17.06

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,360,122,203.20	48,833	99.78%
31-60 Days Delinquent	2,432,044.34	61	0.18%
61-90 Days Delinquent	504,899.28	16	0.04%
91-120 Days Delinquent	0.00	0	- %
Total	1,363,059,146.82	48,910	100.00%

Delinquency Trigger	**2.673%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.037%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	624,451.27	19	1,354,446.79	39
Principal Net Liquidation Proceeds	150,813.82		584,843.40	
Principal Recoveries	34,436.07		34,436.07	
Principal Net Loss / (Gain)	439,201.38		735,167.32	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.380%
Prior Collection Period	0.243 %
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.311%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.049%

Average Net Loss / (Gain)	18,850.44

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.